2/10/2004

04002011

...ATES
...NGE COMMISSION
Washington, D.C. 20549

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2003 (MM/DD/YY) AND ENDING 11/28/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLDMAN SACHS JBWERE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 East 52nd Street, Level 34
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance W. Jenkins 212-824-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
JAN 27 2004
WASH. D.C. 158 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lance W. Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Sachs JBWere Inc., as of November 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON K. SUESSBRICK
Notary Public, State of New York
No. 01SU6080882
Qualified in New York County
Certificate Filed in New York County
Commission Expires Sept. 23, 2006

Signature

President / Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goldman Sachs JBWere Inc.

(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)

Statement of Financial Condition

November 28, 2003

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Index
November 28, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of Goldman Sachs JBWere Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs JBWere Inc. (the "Company") at November 28, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2004

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Statement of Financial Condition
November 28, 2003

Assets	
Cash and cash equivalents	$ 3,653,340
Cash segregated pursuant to federal regulations	597,502
Receivable from brokers and dealers	129,051
Receivable from customers	311,746
Receivable from affiliates	5,514,697
Receivable from clearing broker	83,730
Leasehold improvements, furniture and equipment (at cost less accumulated depreciation and amortization of $909,669)	137,008
Deferred income taxes	697,013
Other assets	150,046
Total assets	$ 11,274,133
Liabilities and Stockholder's Equity	
Liabilities	
Payable to brokers and dealers	$ 311,746
Payable to customers	129,051
Payable to affiliates	241,249
Accrued expenses and other liabilities	1,208,317
Total liabilities	1,890,363
Commitments (see Note 6)	
Stockholder's equity	9,383,770
Total liabilities and stockholder's equity	$ 11,274,133

The accompanying notes are an integral part of these financial statements.

1. Description of Business

Goldman Sachs JBWere Inc. (the "Company") formally known as JBWere Inc., is wholly owned by Goldman Sachs JBWere Group Holdings Pty. Ltd. of Melbourne, Australia (the "Parent"), formally known as JB Were Group Holdings Pty. Ltd. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc.

On September 12, 2003, the Parent reached an agreement with Goldman Sachs Group Inc. whereby Goldman Sachs Group Inc. would have a 45% ownership stake in the Parent and the Parent would acquire 100% of the Australian based operations of Goldman Sachs Group Inc. Effective on the date of this transaction, both the Company and its Parent have changed its names to Goldman Sachs JBWere Inc., and Goldman Sachs JBWere Group Holdings Pty. Ltd., respectively, and have changed their fiscal year end to the last Friday of November consistent with Goldman Sachs Group Inc.

The Company's principal business activity is brokering Australian and New Zealand securities for its U.S. customers with affiliated broker-dealers in Australia and New Zealand. The Company also acts as a broker in American Depository Receipts. All domestic securities transactions are cleared through an unaffiliated clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodian functions relating to the securities.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents aggregating $3,400,000 at November 28, 2003 consist of time deposits with maturities of less than 90 days. These time deposits are held by domestic branch of a major Australian financial institution. The Company considers all highly liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

Receivable from and payable to brokers and dealers and receivable from and payable to customers represent securities failed to deliver/receive which are recorded at the contract value of the securities not delivered/received on settlement date.

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Assets and liabilities denominated in foreign currencies are translated using exchange rates prevailing as of the end of the period.

Depreciation is provided on a straight line basis and is calculated using estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the lease.

3. Related Party Transactions

The Company executes and clears all Australian and New Zealand securities transactions through JBWere Ltd., an Australian affiliate, and Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, respectively. The Company pays the affiliates an intercompany service fee for the cost of providing such services. This service fee is calculated based upon a percentage of the commissions earned by the Company for brokering Australian and New Zealand securities transactions.

The Company also provides research services for various affiliates, for which it charges the affiliates a portion of the costs associated with providing such services.

Receivable from affiliates included on the Statement of Financial Condition at November 28, 2003 represents net commissions receivable, cash transfer receivables related to trading activity and a loan to the Parent of $3,000,000 plus interest. The interest rate on the loan was 6% and matured on January 15, 2004. The principal and interest on this loan remained outstanding pending renegotiation of terms with the Parent.

Payables to affiliates included in the Statement of Financial Condition at November 28, 2003 is comprised of cash transfer payables, which represent cash due to the Parent on settled trades, which on the day of settlement, was not transferred to the Parent by the close of business.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As set forth in rule 15c3-1, a broker-dealer may elect to compute its net capital requirements under the alternative method. The minimum net capital percentage required under the alternative method is 2 percent of aggregate debit items. As a result, this method requires a broker-dealer to maintain minimum net capital equal to the greater of a minimum amount or 2 percent aggregate debit balances included in the reserve formula. At November 28, 2003, the Company had net capital of $2,860,893, which is $2,610,893 in excess of its required net capital of $250,000.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter") dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter.

5. Income Taxes

Deferred income taxes included on the Statement of Financial Condition result primarily from net operating losses, timing differences between the accrual and actual payment of vacation pay liabilities and depreciation and amortization. No valuation allowance has been provided because management believes it is more likely than not that the deferred tax asset will be realized.

6. Commitments

The Company leases office space under two noncancelable operating leases expiring in fiscal 2005. The minimum rental commitments under these leases as of November 28, 2003 are as follows:

	Minimum rental commitments
For the fiscal year end	
2004	$ 295,296
2005	123,040
	$ 418,336

The office lease contains provisions for escalation based on certain increases in costs incurred by the lessor.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At November 28, 2003, the Company has recorded no liability with regard to the right. The Company paid the clearing broker no amounts related to these guarantees during the period.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 entitled, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

The Company enters into forward currency contracts in connection with foreign currency denominated payables and receivables arising from certain securities transactions. Forward currency contracts are contracts for delayed delivery in which the Company agrees to purchase or sell a specified amount of foreign currency at a specified price. Risks arise from the possible inability of counterparties to meet the terms of their contracts, and from movements in the underlying securities and currency values. The Company minimizes these risks by entering into contracts of less than thirty days duration solely for transaction hedging purposes. At November 28, 2003, there were no open forward currency contracts.

Receivable from affiliates and receivable from clearing broker represent a concentration of credit risk and relate to fees receivable from securities transactions cleared predominantly through three clearing brokers.

9. Retirement Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan"). Employees become eligible for the Plan upon completion of one year of service and reaching the age of twenty-one. Employees may contribute up to 12% of their annual salary to the Plan. The Company will match 50% of the employees' contributions up to 5% of their annual salary. Plan participants become fully vested in the Company's matching contribution after five years of service.

10. Cash and Securities Segregated Pursuant to Federal Regulations

Cash and securities segregated pursuant to federal regulations represents cash deposits which have been segregated in a special reserve bank account for the benefit of customers in accordance with the exemptive provisions of SEC Rule 15c3-3 under clause (i) of subparagraph (k)(2).